UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date November 26, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DELAY IN DESPATCH OF CIRCULAR IN RELATION TO

(1) CONTINUING CONNECTED TRANSACTIONS;

(2) SUBSCRIPTION OF CONVERTIBLE HYBRID BONDS PURSUANT TO THE PROPOSED RIGHTS OFFER BY YANCOAL AUSTRALIA LIMITED ON THE BASIS OF 2.32112 CONVERTIBLE HYBRID BONDS FOR EVERY 100 SHARES IN YANCOAL AUSTRALIA LIMITED

Reference is made to (i) the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 24 October 2014 in relation to the proposed continuing connected transactions of the Company for the years from 2015 to 2017 (the “Proposed Continuing Connected Transactions”) and the notice of extraordinary general meeting of the Company dated 24 October 2014; and (ii) the announcement of the Company dated 7 November 2014 (the “Convertible Hybrid Bonds Announcement”) in relation to, among others, the Rights Offer of the Convertible Hybrid Bonds by Yancoal Australia Limited. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Convertible Hybrid Bonds Announcement.

As set out in the Convertible Hybrid Bonds Announcement, a circular (the “Circular”) containing, among other things, further details of the Rights Offer, the Subscription and the Letter of Debt Support will be despatched to the Shareholders on or before 26 November 2014. The Circular will also contain, among other things, particulars of the agreements in respect of the Proposed Continuing Connected Transactions and their respective proposed annual caps, a letter from the independent Board committee and a letter of advice from the independent financial adviser to the independent Board committee and the independent Shareholders of the Company.

As additional time is required to prepare and finalise the information to be contained in the Circular, including but not limited to the letter from the Board, the letter from the independent Board committee and the letter from the independent financial adviser, the despatch date of the Circular will be postponed to 27 November 2014.

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By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong, the PRC

26 November 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. ZhangXinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. JiangQingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. JiaShaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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